July 6, 2010
William Friar
Senior Financial Analyst
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	First Niagara Financial Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2010 Form 8-K filed on March 19, 2010 File No. 000-23975
Dear Mr. Friar:
We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated June 16, 2010, regarding our Form 10-K for the fiscal year ended December 31, 2009, our Form 10-Q for the quarterly period ended March 31, 2010, and our Form 8-K filed March 19, 2010. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.
Where a Staff comment requests that we revise future filings, we will reflect in future filings the information provided to the Staff in this letter. Although we do not believe our prior filings were materially deficient or inaccurate, we are happy to provide enhanced disclosure responsive to the Staff’s comments.
Form 10-K for the Fiscal Year Ended December 31, 2009
Business
Lending Activities, Allowances for Credit Losses, page 9
1.	We note you evaluate the credit quality of your loan portfolio considering, among other factors, the estimated fair value of the underlying collateral, economic conditions and historical loan loss experience. We also note the second paragraph on page 9 states you review all individual commercial real estate loans and total loan concentrations to one borrower of greater than $500,000 and less than $1 million, no less frequently than every 36 months and those over $1 million, no less frequently than every 18 months. Considering the significant time interval between reviews of these individual loans, please tell us and revise this section in future filings to discuss the following:
•	With respect to collateral dependent loans, describe the nature of current information available that is used by management, other than appraisals, to determine the adequacy of the fair value of the underlying collateral prior to their formal review. Discuss the basis for using this information instead of, or in addition to, the appraised value of the properties.

•	Describe specific situations, if any, in which the company has determined that appraisals would not be appropriate for determining the fair value of the underlying collateral and what other alternative valuation methods were used.
•	In situations where you do not use external appraisals to fair value the underlying collateral of impaired loans, please provide a comprehensive discussion of the process and procedures you have in place for estimating the fair value of the collateral for these loans.
•	Expand your discussion regarding your methodology for determining fair value based on external appraisals to include the following:
•	State how and when you obtain external appraisals and how this impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.
•	Describe the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. Tell us if there have been any significant time lapses during this process.
•	Discuss any situations where you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.
Management’s response
In relation to the above question, we respectfully inform the Staff and will revise future filings to include the following:
We use an internal loan grading system with eight categories of loan grades used in evaluating our commercial related loan portfolio. In our loan grading system, “pass” loans are graded 1 — 4. Special mention loans are graded 5, substandard loans are graded 6, doubtful loans are graded 7 and loss loans (which are fully charged off) are graded 8. The definitions of “special mention”, “substandard”, “doubtful” and “loss” are consistent with banking regulatory definitions. As part of our credit monitoring process, our loan officers perform formal reviews based upon the credit attributes of the respective loans. Pass graded loans are continually monitored through our review of current information related to each loan. The nature of the current information available and used by management includes, as applicable, review of payment status and delinquency reporting, receipt and analysis of interim and annual financial statements, rent roll data, delinquent property tax searches, periodic loan officer inspections of properties, and loan officer knowledge of their borrowers, as well as the business environment in their respective market areas. A formal review is performed on a more frequent basis if the above considerations indicate that such review is warranted. Further, based upon consideration of the above information, if appropriate, loan grading and loan classifications can be reevaluated prior to the scheduled full review. We review all “pass” graded individual commercial real estate and business loans and/or total loan concentration to one borrower greater than $500,000 and less than $1 million no less frequently than every 36 months and those loans over $1 million no less frequently than every 18 months.

Lending relationships graded as “special-mention,” “substandard,” or “doubtful” that are greater than $1.0 million are reviewed by the Classified Loan Review Committee on a quarterly basis. The Classified Loan Review Committee includes senior credit risk management officers independent of the lending process, such as:
•	Chief Credit Officer
•	Special Assets Manager
•	Loan Review Manager
•	EVP Commercial Services, and
•	Senior Credit Risk Manager.
The Classified Loan Review Committee begins its quarterly review by analyzing Quarterly Classified Asset Reports, which are prepared by each respective loan officer and contain key credit information about the respective lending relationships. The nature of the current information in these reports includes, as applicable, current payment status, payment history, charge-off amounts, collateral valuation information (including appraisal dates), and commentary on collateral valuations, guarantor information, interim financial data, cash flow historical data and projections, rent roll data, account history, as well as loan grading, loan classification, and specific reserve conclusions and justifications. These reports are distributed to all members of the Classified Loan Review Committee in advance of each quarterly meeting.
Regional Loan Managers and Loan Officers also attend these meetings. The information in these reports, including appraisal information, is reviewed, discussed, and approved at the quarterly meetings, ensuring that loan grading, loan classification, and specific reserve amounts, if any, are appropriate.
Quarterly Classified Asset Reports are also prepared for all “special mention” loans greater than $250,000 and “substandard” or worse loans greater than $200,000. These reports are reviewed by either a Senior Credit Manager or the Head of Internal Loan Review, depending upon certain attributes of the respective loans. The information in these reports, including appraisal information, is reviewed and approved by a Senior Credit Officer, ensuring that loan grading, loan classification, and specific reserve amounts, if needed for loans graded substandard or worse, are appropriate.

When loans are deemed to be impaired, collateral dependent loans are consistently evaluated based upon the fair value of appraisals less estimated costs to sell. We do not utilize alternative valuation methods for collateral dependent loans.
Beginning April 2010, we adopted a policy that substandard loans greater than $1.0 million are required to have an appraisal performed at least every 18 months on real estate collateral, and substandard loans greater than $500,000 to $1 million are required to have an appraisal performed at least every 24 months. Prior to April 2010, appraisals obtained subsequent to origination were generally obtained at the time a loan was classified as substandard and reappraised as considered necessary by the loan officer, the Classified Loan Review Committee, or by certain senior members of credit management. Non-real estate collateral is reappraised on an as-needed basis, as determined by the loan officer, the Classified Loan Review Committee, or by certain senior members of credit risk management based upon the facts and circumstances of the individual relationship.
When current information and events indicate that it is probable that we will be unable to collect all amounts of principal and interest due under the original terms of a non-homogeneous loan, such loan will be classified as impaired. Typically, such impaired loan would have been already previously classified as substandard based upon our loan grading system, and therefore, we may have a current appraisal. Current appraisals are obtained from the listing of Board of Directors approved certified appraisers for all collateral dependent loans with continued updated data obtained thereafter and new appraisals obtained when necessary but at least every 18-24 months as noted above. We receive appraisals within 90 days of ordering the appraisal. Upon receipt of the independent third-party appraisal, we conduct a review of the appraisal to determine its acceptability.
When external appraisals or our continual re-evaluation of collateral reflect a decline in fair value, the allowance for credit losses would be increased and charge-offs may be recorded if it becomes evident that we will not fully collect all or a portion of the loan balance.
In circumstances where receipt of an appraisal is pending at a quarter-end, our analysis of our allowance for credit losses will include an estimate of the collateral value based upon the best information available, including knowledge of the property, the quality of the property based upon loan officer visitations, information related to similar collateral, and (if necessary) inquiries will be made with the certified appraiser performing the appraisal.
There have been no significant lapses between the recognition of a nonperforming or impaired collateral dependent loan, the ordering of an appraisal, or the recognition of any specific reserve or related change-offs. We have not charged-off an amount significantly different from what was determined to be the fair value of the collateral as presented in the appraisal.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 36
2.	Considering the company has investments securities and loans totaling $12.7 billion or 87% of your total assets as of December 31, 2009, please tell us and in future filings provide a discussion of the judgment involved in determining the various significant valuation methodologies used to obtain the fair value of financial instruments and the types of inputs used for each level of the fair value hierarchy. Consider providing the following information in your disclosure:
•	The effect on your methodology for determining fair value of amendment to ASC Topic 820, Fair Value Measurements and Disclosure, required to be adopted in June 2009, for determining fair value when the volume and level of activity for the asset has significantly decreased and for identifying transactions that are not orderly.
•	Discuss any adjustments or validation fair value determinations you perform with respect to independent pricing services and models used for investment securities.
•	Describe the methodology used to determine the fair value of non-recurring financial assets and liabilities based on Level 3 inputs, including collateral-dependent impaired loans.
Management’s response
At December 31, 2009, substantially all (99.99%) of our investment securities portfolio was valued based upon Level 2 inputs, and accordingly the amendment to ASC Topic 820, Fair Value Measurements and Disclosure, did not have a material impact on our methodology for determining fair value of our investment securities. If, in the future, the volume and level of activity for our investment securities declines significantly, or if we identify transactions that are not orderly, we will disclose the impact, if material, on our fair valuation methodology.
Our primary independent pricing service is one of the leading providers of pricing related data for investment securities. They provide prices for all of our investment securities, with the exception of the portion of our portfolio described herein. We use another leading provider of pricing related data for investment securities to value a portion of our municipal bond portfolio. At December 31, 2009, this portfolio had a fair value of $27 million. These securities represent 0.6% of our available for sale investment securities portfolio at that date. We also obtain single broker quotes, unadjusted, to value various securities not priced by the two pricing services noted above. At December 31, 2009, this portfolio had a fair value of $82 million of which Agency collateralized mortgage obligations (“CMOs”) comprised approximately $72 million. The remaining portion of these securities represents only 0.2% of our available for sale investment securities portfolio at December 31, 2009.
We did not adjust any of the December 31, 2009 prices provided to us by the independent pricing services or brokers. We will disclose in future filings the impact of adjustments, if significant, to the prices provided to us by the independent pricing services or brokers to the extent they have a material impact on the fair value of our investment securities.

We did not use internally developed models to value any of our investment securities, as our entire portfolio was valued as described above.
We validate the prices received from these third parties, on a quarterly basis, by comparing them to prices provided by a different independent pricing service. We have also compared the prices at which we have sold investment securities to the most recent price received for each investment security sold to determine the reasonableness of the values provided to us. We have reviewed detailed valuation methodology white papers provided to us by the above mentioned pricing services and have found that the methodologies used by each are consistent with those used by other market participants to determine fair values of investment securities. Given the high levels of trading in the Agency CMO markets coupled with our experience in buying similar securities, we have concluded that the broker quotes provided to us on the Agency CMOs represent fair value.
We will revise future filings to include similar disclosures to those presented above surrounding the fair valuation of our investment securities.
We do not have a significant amount of loans carried at fair value on a recurring basis, as substantially all (99.9%) of our loans were carried at amortized cost at December 31, 2009.
Our only significant nonrecurring fair value measurement is collateral dependent impaired loans, and we have classified such nonrecurring fair value measurements as Level 2 within the fair value hierarchy. We will revise future filings to include a description of the methodology used to determine the fair value of collateral dependent loans as described in our responses to Staff comment number 1.
Allowance for Credit Loss and Nonperforming Assets, page 40
3.	We refer to the table of nonperforming assets on page 41 that shows the company had $55.3 million of nonaccruing loans of which $11.4 million or 21% were Shared national credits (“SNCs”). We also note the table of net charge-offs by loan category on page 42 shows SNCs charged off in 2009 were $8.6 million or 27% of total charge offs for that year. Considering the increased credit risk significance of SNC’s in your loan portfolio please tell us and revise future filings to provide the following disclosure:
•	Describe in this section the specific nature of the credit deterioration events that occurred in 2009, which were not present in 2008, that resulted in the nonaccrual classification and charge-off of SNCs totaling $20 million in 2009.
•	Explain why the company charged off $8.6 million of SNCs in 2009 against the allowance for credit losses considering the table of the allocation of the allowance for credit losses by loan category on page 40 shows there was no allocation of the allowance in 2008 or 2009 made for SNCs.

•	Disclose if the nature of these events appear to be indicative of changes in the credit risk characteristics of the SNCs that are likely to have a continuing impact on your operations, cash flow and liquidity. We note that $5.44 million of SNCs were classified as nonaccrual loans as of March 31, 2010 and $5.95 million or 52% of total charge-offs for that period were related to SNCs.
Refer to page 29 of the “Allowance for Credit Losses and Nonperforming Assets” of your Form 10-Q for the period ended March 31, 2010.
•	Revise the “Loans and Leases” section of Note 1, Summary of Significant Accounting Policies on page 69 to disclose your accounting policies regarding the acquisition cost, fair valuation, credit risk allocation and impairment recognition policies for SNCs including the nature of the triggering events for classifying SNCs as nonaccrual and for their subsequent charge-off.
•	Revise Note 4, “Loans and Leases” on page 80 to disclose the total dollar amount of SNCs in the company’s loan portfolio for the most recent two year period and any material amount of SNCs currently in nonaccrual or impaired loans status. Refer to the “Lending Activity, Commercial Business Loans” section on page 7 that states the company purchased loans participations in various Shared National Credit syndications (“SNC”) for which they had a balance exposure of $151.8 million in 2009 and $146.4 million in 2008.
Management’s response
One SNC relationship accounted for the balance of nonaccruing SNCs of $11.4 million and $5.4 million at December 31, 2009 and March 31, 2010, respectively. This SNC relationship also accounted for the entire amount of first quarter 2010 SNC charge-offs of $5.9 million. A second SNC relationship accounted for the entire amount of full year 2009 SNC charge-offs of $8.5 million. Both of these SNCs were current as to principal and interest payments as of December 31, 2008. During 2009, both borrowers’ financial condition deteriorated, resulting in the nonaccrual classification and ultimate charge-off. While there was deterioration in these two SNCs in 2009 and 2010, we do not believe that there has been a significant credit deterioration in our remaining portfolio of SNCs, all of which are current as to the payment of principal and interest and all were risk graded under our risk grading system as “pass” as of March 31, 2010. The nonaccruing and impaired SNC balance at March 31, 2010 of $5.4 million was fully collected in April 2010. At March 31, 2010, the SNC portfolio of $146 million represented only 2% of the total loan portfolio. Should our SNC portfolio increase significantly in size in the future, we will revise future filings to break out SNCs separately in Note 4, “Loans and Leases”.
As noted above, at December 31, 2009, the $11.4 million of nonaccruing SNCs was accounted for by one of these two troubled SNCs. This SNC had a specific reserve of approximately $2.2 million at December 31, 2009 based upon our evaluation of expected cash flows. In March 2010, we changed our plan of disposition for this credit and decided to seek liquidation of our portion of this SNC. As a result of offers made for the purchase of our share of this SNC, in March 2010, we increased the specific reserve associated with this relationship to $5.9 million and also charged this amount off in March 2010. In early April 2010, our remaining balance in this SNC was acquired by one of the other SNC participants at a price equal to our balance recorded at March 31, 2010.

The second of the two SNCs noted above accounted for the SNC charge-off in 2009 of $8.5 million. As a result of deterioration evident from interim financial statements of the borrower, we changed our plan of disposition for this SNC in September 2009 and, in the same month, liquidated our share of this SNC and recorded the charge-off of $8.5 million.
As a result of the disposition of the two SNC relationships noted above, at June 30, 2010, we expect that there will be no SNCs in impaired or nonaccruing status; currently all remaining SNCs are current as to the payment of principal and interest and are all graded as “pass” under our risk grading system.
The allocation of the allowance for credit losses by loan category in the table on page 34 of the 2009 Annual Report on Form 10-K includes the amount of allowance for credit losses related to SNCs in the commercial business loan category. At December 31, 2009, the allowance for credit losses that was allocated to the SNC portfolio was $4.7 million ($2.2 million specific reserve and $2.5 million of general reserves). At December 31, 2008, the allowance for credit losses allocated to the SNC portfolio was $5.2 million ($2.9 million specific reserve and $2.3 million of general reserves.) Given the size of our SNC portfolio and the amount of the allowance allocated to SNCs, we did not break out the allowance allocated to SNCs separately. Should SNCs increase in size in the future, or should the allowance allocated to SNCs increase in size in the future, we will consider breaking out our allocation of the allowance related to SNCs separately in future filings.
Included on pages 9, 37 and 69-70 of our 2009 Annual Report on Form 10-K are the disclosures of our accounting policies regarding acquisition costs, fair valuation, credit risk allocation, and impairment recognition policies for our total loan portfolio, including the nature of triggering events for classifying loans as nonaccruing and for their subsequent charge-offs. Those accounting policies as disclosed also apply to SNCs.
4.	We refer to the table on page 40 that summarizes the allocation of your allowance for loan losses by credit category. We note the company has no unallocated portion of the allowance for credit losses in 2009 as compared to $4.09 million or 5% in 2008 and $9.8 million or 14% in 2007. We also note that during the first quarter of 2009 you refined your methodology to estimate the allowance for loan losses which resulted in the redistribution of the unallocated portion to the specific loan portfolios. Please tell us and include in future filings the following information:
•	According to page 32 of your 2008 10-K when you determined the overall level of the unallocated allowance for the year ended December 31, 2008 you evaluated the degree of risk related to various internal and external qualitative risk factors and general economic conditions, such as changes in asset quality, loan portfolio volume, composition and concentration of credit risk and loan restructuring and pricing. Please tell us and revise future filings to discuss if the company continues to review these qualitative and economic factors in determining the allowance for loan losses and discuss the methodology used in 2009 to allocate to the specific loan portfolios the additional credit risk assessment related to these qualitative and general economic factors.

•	We refer to the table detailing the allocation for credit losses by loan category on page 40 that shows no allocation appears to have been made in 2009 and 2008 for the Shared national credits, which accounted for 21% of total nonaccruing loans and 27% of total charge-offs in 2009. Considering the $8.56 million of Shared national credits charged off in 2009 were 11% of the beginning balance of the allowance please tell us:
•	Why no specific or general allocation appears to have been made for these high credit risk loan participants.

•	How you reconcile your new methodology in 2009 of providing no unallocated allowance with the increased charge-offs related to the Shared national credits for which you do not appear to have allocated a portion of your allowance.
•	Considering you have redistributed the unallocated portion of your allowance please disclose the methodology used to determine the specific and general components of your allowance in 2009 since the specific allowance for impaired loans of $9.17 million appears to be only 10% of your total allowance of $88.30 million for 2009.
Management’s response
Prior to the first quarter of 2009, we considered internal and external qualitative risk factors and general economic conditions, related to the loss content of our loans, on a total portfolio basis and adjusted the level of our allowance for credit losses to an amount necessary to cover losses inherent in the portfolio. These qualitative considerations were reflected by recording an unallocated portion of our allowance for credit losses. Beginning in the first quarter of 2009 and continuing to date, we have enhanced our allowance for credit loss process by considering these internal and external qualitative risk factors and general economic conditions by modifying the historical loss factors applied to each portfolio when determining the FAS 5 reserves for non-impaired loans. The required allowance is therefore allocated to the respective loan type, as opposed to being considered unallocated.
Specific reserves on impaired loans are determined in accordance with ASC 310, Receivables. Commercial impaired loans greater than $200 thousand are reviewed individually and we consider the fair value of the underlying collateral, if collateral dependent, or present value of estimated future cash flows in determining the estimates of impairment for these loans. It should be noted that, in addition to the $9.2 million of specific reserve associated with the $54.9 million of total impaired loans at December 31, 2009, charge-offs associated with these impaired loans taken in previous periods totaled approximately $9.7 million. Accordingly, when these charge-offs, and the December 31, 2009 specific reserves, are considered together as a percentage of the legal principal balance outstanding of $64.6 million, 29% of the legal principal balance outstanding has either been charged off or specifically reserved at December 31, 2009. See question number 16 below, for further discussion related to specific reserves on impaired loans.

We estimate the inherent risk of loss on smaller balance (that is, less than $200 thousand) commercial loans and retail homogeneous loans not considered to be impaired based upon historical net loan loss experience for similar loans with similar characteristics, adjusted as appropriate for qualitative risk factors specific to the respective loan types.
We will revise future filings to clarify the above matters.
The allowance for credit losses allocated to SNCs amounting to $4.7 million is included in the commercial business loan category in our December 31, 2009 disclosure of the allocation of our allowance for credit losses. See question number 3 for more details surrounding the allowance for credit losses related to SNCs.
5.	We refer to the third paragraph on page 42 that states the ratio of your allowance for credit losses to total loan was 1.20% for 2009 and 2008. You note that by adding to the allowance for credit losses for these periods the remaining credit related discount of $43 million of the loans acquired from NatCity, the resulting non-GAAP ratio is 1.78%, which you consider provides a more meaningful analysis of your ability to withstand credit loss and provides for a better comparison with your peers. Please tell us and revise this section in future filings to provide the following disclosure:
•	Discuss your basis for concluding that this non-GAAP measure provides for a more meaningful disclosure and aids in comparisons to your peers. Refer to Note 2, “Acquisitions” on page 73 which states that there was no carryover of NatCity’s allowance for credit losses associated with the loans that were acquired.
•	Tell us where you have disclosed in Note 2 where the $43 million credit related discount is included in the balance sheet and how it was determined.
•	Discuss the extent to which your peers have included similar non-GAAP ratios in their financial reports.
Management’s response
We disclosed the above mentioned non-GAAP ratio in order to provide a more comparable ratio to that of our peers who do not have acquired loans on their balance sheet and to help the readers of our financial statements understand the total amount of credit related discounts and reserves associated with our loan portfolio, as our basis of accounting for acquired loans is different from the basis of accounting used by us or our peers for most loans acquired prior to January 1, 2009 in that there is now no carryover of the historical allowance for credit losses related to the acquired loans.
Our peers have generally not included the non-GAAP ratio of allowance for credit losses plus remaining credit related discount on acquired loans to total loans in their filings as many of our peers have not acquired other banking businesses since January 1, 2009 (the date FAS 141R, Business Combinations, codified as ASC 805, Business Combinations, became effective and required companies to record all assets at fair value with no carryover of an allowance for credit losses permitted, as it was under FAS 141, Business Combinations, for acquisitions entered into prior to January 1, 2009.) As a result, our peers have generally recorded their loan portfolios at amortized cost and have an allowance for credit losses related to their entire loan portfolios. We recorded the loans acquired in the NatCity business combination at fair value, which includes a discount representing anticipated future credit losses, and did not record or carry over any allowance for credit losses on these loans at the time of purchase. Additionally, in our filings subsequent to our April 9, 2010 acquisition of Harleysville National Corporation, a large percentage of our loans will be accounted for under a different basis of accounting than our loans carried at amortized cost. Accordingly, the ratio of our allowance for credit losses to total loans is not comparable to our peers who do not have loans acquired in a business combination on their balance sheets. Additionally, our GAAP ratio of allowance for credit losses to total loans in periods prior to our acquisition of the NatCity branches is not comparable to our similar GAAP ratio in periods subsequent to the acquisition of the NatCity branches.

The $43 million credit related discount, commonly referred to as a “non-accretable discount,” on the loans acquired from NatCity is included in the recording of the acquired loans at their fair value. As ASC 805, Business Combinations, requires us to record all assets acquired in a business combination at fair value, the $43 million credit related discount serves to reduce the carrying value of the acquired loans below their unpaid principal balance. The total credit related discount on the acquired loans from NatCity was calculated as part of the overall fair valuation of the acquired loans. We disclose the methodology we employed to fair value the loans acquired from NatCity on page 73 of our 10-K, as follows:
“We estimated the fair value for loans acquired from NatCity utilizing a pooling methodology wherein loans with comparable characteristics were aggregated by type of collateral, remaining maturity, and repricing terms. Cash flows for each pool were estimated using an estimate of future credit losses and an estimated rate of prepayments. Projected monthly cash flows were then discounted to present value using a risk-adjusted market rate for similar loans in existence at the acquisition date.”
6.	Please tell us and revise this section in future filings, to describe for the most recent period reported, in addition to currently non-performing loans, the nature and extent of any potential problem loans for which the company has concerns as to their ability to comply with current loan repayment terms. Refer to the disclosure requirements of Item III.C.2 Industry Guide 3.
Management’s response
We define potential problem loans as those loans that are past due 90 or more days and still accruing interest. We believe that this is consistent with our peers’ definition of potential problem loans. We disclose the amount of loans that are past due 90 or more days and still accruing interest on page 41 of our 10-K, and the carrying value of such loans was $0 as of the end of each of the past five years.

7.	Please tell us and discuss in future filings the major reasons for the $13.62 million difference in 2009 between total nonaccruing loans of $68.56 million and total impaired loans of $54.94 million as stated on page 81 of Note 4, Loans and Leases. Discuss the dollar amount, loan types and extent of collateralization of loans that were in nonaccrual status but were not determined to not have been impaired.
Management’s response
The major reason for the $13.62 million difference between total nonaccruing loans at December 31, 2009 of $68.56 million and total impaired loans of $54.94 million represents nonaccruing smaller balance homogeneous loans (primarily residential real estate, home equity and other consumer loans) which are not evaluated individually for impairment under ASC 310-40, formerly SFAS 114, Accounting by Creditors for Impairment of a Loan. We will revise future filings to describe the difference between total nonaccuring loans and total impaired loans.
8.	We refer to Note 4, “Loans and Leases” on page 81 that state the company had $29.3 million and $6.9 million of troubled debt restructurings in 2009 and 2008, respectively. Please tell us and revise this section to provide the following information regarding loans whose terms have been modified through a troubled debt restructuring (“TDR”):
•	Separately disclose in the table of nonperforming assets on page 41 the total amount of TDRs that are accruing interest and those TDRs that are included as part of nonaccrual loans. Refer to Item III.C.1.(c) of Industry Guide 3.
•	Discuss the types of loan modifications made to these restructured loans and the terms of the restructuring.
•	Tell us whether you have any commercial loans that have repayment dates extended at or near the original maturity date and which you have not classified as impaired, for reasons such as the existence of personal guarantees. If so, revise this section to discuss the following:
•	The types of repayment extensions being made including the duration of the extension period.
•	The loan terms that have been adjusted from the original terms.
•	Whether these loans are collateral dependent and, if so, the nature of the underlying collateral and the latest appraisal date.
Management’s response
At December 31, 2009, we reported $29.3 million of loans restructured in a troubled debt restructuring (TDR). At December 31, 2009, $11.7 million of TDRs were accruing interest and $17.6 million were not accruing interest. The TDRs not accruing interest were included in the total of nonaccruing loans at December 31, 2009. At December 31, 2008, $0.8 million of TDRs were accruing interest and $6.1 million were not accruing interest. The TDRs not accruing interest were included in the total of nonaccruing loans at December 31, 2008.

The modifications made to these restructured loans typically consist of an extension of the payment terms or providing for a period with interest-only payments with deferred principal payments paid during the remainder of the term. These modifications were considered to be concessions provided to the respective borrower due to the borrower’s financial distress.
Certain pass-graded commercial loans may have repayment dates extended at or near original maturity dates in the normal course of business. When such extensions are not considered to be concessions and not provided as a result of the financial distress of the borrower, these loans are not classified as TDRs or impaired. However, if such extensions or other concessions at or near the original maturity date or at any time during the life of a loan are made as a result of financial distress related to the borrower, such loan would be classified as a TDR and as an impaired loan. Repayment extensions typically included in a TDR are for periods of greater than six months. When providing loan modifications because of the financial distress of the borrowers, we consider that, after the modification, the borrower would be in a better position to continue with the payment of principal and interest. While such loans may be collateralized, they are not typically considered to be collateral dependent.
We will revise future filings to clarify these matters.
Note 2, Acquisitions, page 73
9.	We note the company acquired in September 2009 the National City Branches and did not provide pro forma income statement information because the acquisition does not represent the acquisition of a business. In light of this conclusion please provide us with the following information:
•	Tell us your basis, including the authoritative accounting literature you relied on, to record goodwill of $130 million and core deposit intangibles of $30,000 as part of the acquired assets.
•	Consider in your response the requirements of FASB ASC 805-10-15-4 which states that the guidance in the Business Combinations Topic does not apply to the acquisition of an asset or group of assets that does not constitute a business.
Management’s response
We made the statement in Note 2 to our 2009 consolidated financial statements that pro forma income statement information is not presented because the NatCity branch acquisition does not represent the acquisition of a business which has continuity both before and after the acquisition and for which financial statements are available or relevant (emphasis added). We did not intend for this statement to imply that the acquisition did not constitute a business combination in accordance in ASC 805, rather we intended for this statement to describe why the disclosures required by ASC 805-10-50-2h were impracticable. We believe that the NatCity branch acquisition does not represent the acquisition of a business which has continuity both before and after the acquisition and for which financial statements are available or relevant based on the reasons set forth in our letter to the SEC dated March 16, 2009 (for which confidential treatment was requested under the Freedom of Information Act). We refer you to the SEC’s letter to us dated March 20, 2009 from Stephanie L. Hunsacker, Associate Chief Accountant, who did not object to our conclusion.

We have relied on the authoritative literature contained in ASC 805, Business Combinations, and concluded that the NatCity branches we acquired constituted a business. Therefore, in accordance with the accounting provisions of ASC 805, Business Combinations, we recorded goodwill and core deposit intangibles as part of the acquired assets. A further description of the analysis we performed in reaching this conclusion follows.
ASC 805-10-20 defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. For a transaction or event to be a business combination, the activities and assets over which the acquirer has obtained control must constitute a business.
A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows (ASC paragraph 805-10-55-4):
“a. Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.
b. Process: Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. (Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.)
c. Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”
When evaluating whether the acquisition of the 57 branches from National City Bank (“NatCity”), a wholly owned subsidiary of The PNC Financial Services Group, Inc., met the definition of a business, we first considered whether or not we obtained any inputs as a result of the acquisition. The inputs obtained in the NatCity Branch acquisition include:
•	Long-lived tangible assets consisting of loans with a fair value of $717 million and premises and equipment with a fair value of $27 million;

•	A core deposit intangible asset with a fair value of $30 million; and

•	Certain of NatCity employees (branch management, loan production personnel, and related staff.)
Based on our evaluation of the inputs listed above, we concluded that the acquired NatCity branches contained the necessary elements to constitute inputs of a business.
We next considered whether or not we obtained any processes as a result of the acquisition. The processes obtained in the NatCity Branch acquisition include:
•	Administration of personnel;
•	Loan operational processes;
•	Deposit operational processes;
•	An organized workforce consisting of the NatCity employees who were offered employment as a result of the acquisition through an orderly process agreed to as part of the Purchase and Assumption Agreement governing the transaction; and
•	The ability to obtain access to customers who purchase outputs, as the deposit and loan customers and accounts of the acquired branches were included in the purchase.
Based on our evaluation of the processes listed above, we concluded that the acquired NatCity branches contained the necessary elements to constitute processes of a business.
ASC 805-10-55-5 also states that a business need not include all of the inputs or processes that the seller used in operating the business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes. In connection with the closing of the NatCity branch acquisition, we converted the acquired loan and assumed deposit accounts onto our core processing system, thus integrating the business with our own inputs and processes.
As a result of the above, we concluded that acquired NatCity branches constituted a business and therefore applied the accounting provisions of ASC 805, Business Combinations, and recorded the tangible and intangible assets acquired (including goodwill and a core deposit intangible asset), and the liabilities assumed, at fair value on the acquisition date.

Note 4, Loans and Leases, page 80
10.	We note page 81 states the company had impaired loans totaling $54.9 million and $42.5 million in 2009 and 2008, respectively and the allowance related to impaired loans included in the allowance for credit losses was $9.2 million for 2009 and $3.8 million for 2008. In future filings, please disclose separately the amount of impaired loans for which you have provided a related allowance for credit losses and the amount of impaired loans for which there is no related allowance. Refer to FASB ASC Section 310-10-50-15.a.
Management’s response
The amount of impaired loans with no specific allowance for credit losses, as well as the amount of impaired loans for which there is a specific reserve at December 31, 2009 and March 31, 2010 is as follows (prospectively, this information will be disclosed):

	March 31, 2010		December 31, 2009
	Impaired	Specific	Impaired	Specific
	Loans	Reserve	Loans	Reserve

Impaired loans with no specific reserve	$8,305	$—	$696	$—

Impaired loans with a specific reserve	66,457	8,146	54,248	9,170

	$74,762	$8,146	$54,944	$9,170

Note 19, Fair Value of Financial Instruments, page 100
11.	We refer to the “Assets and Liabilities Measured At Fair Value on a Non-Recurring Basis” on page 102. Please tell us and in future filings provide us with the following information:
•	The information required by par. 33 of SFAS 157 (FASB ASC Section 820-10-50-5, Nonrecurring Measurements) for assets and liabilities measured on a nonrecurring basis.
•	The quantitative disclosures provided in the tabular format required by paragraph 34 of FAS 157. (FASB ASC Section 820-10-50-8, Tabular Format Required). Refer to Example 8, Case C in paragraph 820-10-55-64.
•	Similar qualitative and quantitative disclosure for nonrecurring assets and liabilities should be included in all interim filings. We note this information was not disclosed in Note 8, “Fair Value of Financial Instruments” on page 18 of your Form 10-Q for the period ended March 31, 2010.

Management’s response
Below are the quantitative disclosures you requested regarding nonrecurring fair value measurements in a tabular format. We will revise future filings to include the requested information in the same format as presented below as well as to expand our disclosure surrounding collateral dependent impaired loans as described in our responses to question numbers 1 and 2.

		Fair Value Measurements Using
		Quoted prices	Significant
		in active	other	Significant
	Year ended	markets for	observable	unobservable
(amounts in thousands)	December 31,	identical assets	inputs	inputs	Total gains
Description	2009	(level 1)	(level 2)	(level 3)	(losses)
Collateral dependent impaired loans	$20,545	$—	$20,545	$—	$(5,869)
Mortgage servicing rights	6,596	—	—	6,596	(533)
Real estate owned	770	—	770	—	(586)

		Fair Value Measurements Using
		Quoted prices	Significant
		in active	other	Significant
	Year ended	markets for	observable	unobservable
	December 31,	identical assets	inputs	inputs	Total gains
Description	2008	(level 1)	(level 2)	(level 3)	(losses)
Collateral dependent impaired loans	$10,650	$—	$10,650	$—	$(11,004)
During 2009, we recorded a $5.9 million increase to our specific reserve as a result of adjusting the carrying value and estimated fair value of collateral dependent impaired loans to $20.5 million. During 2008, we recorded an $11.0 million increase to our specific reserve as a result of adjusting the carrying value and estimated fair value of collateral dependent impaired loans to $10.6 million.
During 2009, we recorded a $533 thousand provision for impairment on our MSRs because the carrying value of certain strata of our MSRs exceeded their estimated fair value due primarily to an increase in prepayment speeds.
During 2009, we recorded a reduction to real estate owned of $586 thousand as a result of adjusting the carrying value and estimated fair value of certain properties to $770 thousand.

Executive Compensation, page 108
12.	It does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Management’s response
Item 402(s) of Regulation S-K requires registrants to discuss compensation policies and practices relating to risk management practices and risk-taking incentives.
“[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.” (emphasis added)
In preparing disclosure responsive to Item 402(s), we considered whether our compensation policies and practices, taking into account the guidance in Item 402(s) and other considerations, are reasonably likely to have a material adverse effect on us and concluded that they are not. During 2009, we performed a thorough review of our 2008 compensation policies and practices as they relate to our risk management. This review included:
•	an evaluation of our executive incentive plans;
•	an evaluation of our “Balanced Scorecard”, from which certain compensation decisions are based for executives and non-executive employees; and
•	consultation with our outside compensation consultant.
The results of this review, which concluded that our compensation policies and practices were not reasonably likely to have a material adverse effect on us, were presented to the Compensation Committee of our Board of Directors, who agreed with that conclusion. As we have disclosed in our Definitive Proxy Statement on Schedule 14A, our compensation philosophy and objectives are based on the belief that the most effective executive compensation program is one that rewards the achievement of established short and long-term and strategic goals, and aligns executives’ interests with those of the stockholders and the long-term interests of First Niagara. Our objectives also ensure that our compensation programs reward performance while managing risk within established tolerances. We did not change our compensation policies and practices during 2009, and accordingly we concluded that our compensation policies and practices were not reasonably likely to have a material adverse effect on us.
Item 402(s) on its face does not require registrants to include disclosure except “to the extent” that risks of the type addressed by Item 402(s) arise. Accordingly, we did not include an affirmative statement in response to Item 402(s).

Certain Relationships and Related Transactions, and Director Independence, page 108
Transactions with Certain Related Persons, Page 14 of Definitive Proxy Statement on Schedule 14A
13.	It appears that you are relying on Instruction 4(c) to Item 404(a) of Regulation S-K for disclosure regarding loans extended to directors and executive officers. In particular, you state that the loans are on “substantially the same terms as those terms prevailing at the time for comparable transactions with the general public, except as to the interest rate charged, which rate is the same as available to all employees.” A condition to the availability of the instruction, however, is that the loans must be “made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.” Employees are considered related to the lender by virtue of their employment relationship. As a result, it does not appear that you are entitled to rely on the instruction. Please amend your Form 10-K to include the information required by Item 404(a) of Regulation S-K for the loans in question or tell us why you are not required to do so. Refer to Regulation S-K Compliance and Disclosure Interpretation 130.05.
Management’s response
The loan program that is the subject of this comment and is described on page 14 of our Definitive Proxy Statement is a non-discriminatory program available to all of our employees. In preparing disclosure responsive to Items 402 and 404 of Regulation S-K, we had analyzed the reduced interest rate available under this program as a component of compensation covered by paragraph (c) (ix) of Item 402. As explained in that paragraph, other compensation includes perquisites. The adopting release for the 2006 amendments to the Regulation S-K compensation disclosure requirements, 71 Fed. Reg. 53158 (Sept. 8, 2006), states in Part II.C.e.i that an item is not a perquisite if “it is generally available on a non-discriminatory basis to all employees,” and “[a] Company may reasonably conclude that an item is generally available to all employees on a non-discriminatory basis if it is available to those employees to whom it lawfully may be provided.” Id. at pp. 53176-53177. We had analyzed our employee loan program under this standard and, relying on this language, concluded that the financial benefit of the reduced interest rate need not be included in the compensation tables responsive to Item 402.

The schedule below sets forth the information required by subparagraphs (1) through (6) of Item 404(a) with respect to the loans or extensions of credit in excess of $120,000 to executive officers and directors referred to on page 14 of our Definitive Proxy Statement. With the exception of mortgage loans, all other credit extended to employees and directors is made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Because mortgage loans are the only loans that we extend to executive officers, directors and employees on terms that are not substantially the same as those prevailing for comparable loans where the person is not related to us, the table below includes information only with respect to mortgage loans. One mortgage loan was extended to executive officers and directors during 2009 which amounted to $275,000, or 1.2% of the aggregate amount of mortgage loans extended to all employees during 2009. A total of 149 employees were extended mortgage loans during 2009.

		Credit	Maximum	Principal	Amount	Interest	Interest
		extended	indebtedness	repaid	outstanding	paid	payable
Related person	Relationship	during 2009	during 2009(1)	during 2009	12/31/09	during 2009	during 2009
Bowers, G. Thomas	Director	$—	$737,079	$16,026	$721,053	$38,191	$38,191
Cantara, Daniel	Executive officer	—	305,039	19,693	285,346	12,162	12,162
Harrington, Michael	Executive officer	—	223,918	5,425	218,493	9,689	9,689
Koelmel, John R.	Executive officer & director	—	577,450	12,859	564,591	29,200	29,200
Little, J. Lanier	Executive officer	275,000	275,000	2,397	272,603	6,213	6,213
Polino, Frank	Executive officer	—	269,874	4,570	265,304	13,725	13,725

TOTAL		$275,000	$2,388,360	$60,970	$2,327,390	$109,180	$109,180

(1)	All loans are residential mortgage loans

We believe that the better approach for analyzing our employee loan program is as compensation under Item 402 instead of under Item 404. If the Staff’s view, however, is that the program must be analyzed under Item 404 notwithstanding that the program is non-discriminatory and available to all of our employees, we will include in future filings the detail required by subparagraphs (1) through (6) of Item 404(a). We respectfully request the Staff’s permission not to amend our 2009 Form 10-K to include this information for 2009. Given the broad availability of this program on a nondiscriminatory basis to our employees and the relatively small participation by executive officers and directors, and taking into account the qualitative disclosure on page 14 of our Definitive Proxy Statement, we believe that our public disclosure is responsive to the policies underlying the requirements of Item 404(a). Loan programs of the type made available to our employees, including executive officers and directors, do not, we believe, raise the types of concerns with respect to conflicts and self-interest that underlie Item 404.
Signatures, page 110
14.	General Instruction D(2)(a) to Form 10-K provides that the report must be signed by the company’s principal executive officer, principal financial officer and its controller or principal accounting officer. Please tell us if this report has been signed by the required officers. Please also confirm that you will revise the signature page in future filings to indicate, by parenthetical or otherwise, that the report is being signed by the appropriate officers.
Management’s Response
The report has been signed by all required officers. As indicated on the signature page, John R. Koelmel is our President and Chief Executive Officer, and is our principal executive officer. Michael W. Harrington is our Chief Financial Officer, our principal financial officer and principal accounting officer. We will revise the signature page in future filings to indicate that the report is being signed by the appropriate officers.

Form 10-Q for the Quarterly Period Ended March 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Lending Activities, page 27
Allowance for Loan Losses and Nonperforming Assets, page 28
15.	Please tell us and discuss in future filings why the allowance for loan losses to nonaccruing loans decreased to 115% as of March 31, 2010 as compared to 129% as of December 31, 2009. Consider in your response and proposed disclosure the following information:
•	Nonaccrual loans were $77.92 million as of March 31, 2010 an increase of $9.3 million or 14% as compared to $68.6 million as of December 31, 2010.
•	Impaired loans were $74.76 million as of March 31, 2010 as compared to $54.94 million as of December 31, 2009. Refer to Note 3, Loans and Leases on page 14 and to Note 4, Loans and Leases on page 81 of the Form 10-K for the period ended December 31, 2009.
•	Discuss how the changes in the nature of the nonaccrual and impaired loans and the extent of their collateralization has affected your analysis.
Management’s response
Changes in the nature of nonaccruing and impaired loans affect the allowance for credit loss analysis and provision for credit losses. Collateral dependent impaired and nonaccruing loans will require a higher or lesser amount of specific reserves based upon the fair value of the related collateral.
Our ratio of our allowance for credit losses to nonaccruing loans decreased to 115% as of March 31, 2010 as compared to 129% as of December 31, 2009 primarily due to the increase at March 31, 2010 in the amount of nonaccruing loans which had no specific reserve. The higher level of nonaccruing loans with no specific reserves at March 31, 2010 compared to December 31, 2009 is due to first quarter 2010 charge-offs on these nonaccruing loans, thus resulting in no specific reserve required for the remaining loan balance. When you adjust this ratio to exclude nonaccruing loans for which no specific reserve is required, the ratio at March 31, 2010 is consistent with the ratio at December 31, 2009, as reflected in the following table.

	March 31,	December 31,
(amounts in thousands)	2010	2009
Allowance for credit losses	$89,488	$88,303

Nonaccruing loans (as reported)	77,920	68,561
Less: Nonaccruing loans with no specific reserves	(8,305)	(696)

Nonaccruing loans requiring an allowance for credit losses	$69,615	$67,865

Adjusted ratio	129%	130%

Note 3, Loans and Leases, page 14
16.	We note that impaired loans totaling $77.92 million as of March 31, 2010 had an allowance of $8.15 million. Please tell us and in future filings discuss the basis for allocating this specific allowance considering the following:
•	The specific allowance for impaired loans allocated as of March 31, 2010 is a decrease of $1.02 million or 11% as compared to the allowance allocated of $9.17 million as of December 31, 2009.
•	Impaired loans as of March 31, 2010 increased $18.48 million or 34% as compared to the $54.94 million amount of impaired loans as of December 31, 2009.
Management’s response
Specific reserves for impaired loans that are not collateral dependent are based on the present value of anticipated cash flows, and specific reserves for collateral dependent impaired loans are based on the fair value of the collateral less estimated costs to sell the collateral.
At March 31, 2010, impaired loans totaling $74.8 million had related specific reserves for credit losses of $8.1 million or 10.9%, as compared to impaired loans at December 31, 2009 of $54.9 million with related specific reserves for credit losses of $9.2 million or 16.7%. The reason for the decline in the percentage of specific reserves for impaired loans to total impaired loans is due, in part, to partial charge-offs taken in the first quarter of 2010 on approximately $15.2 million of December 31, 2009 impaired loans which had related specific reserves at December 31, 2009 of approximately 22.7%. The remaining recorded balance of these loans is reflected in impaired loans at March 31, 2010 with no specific reserves, which dilutes the overall ratio of the allowance for credit losses to total impaired loans. In addition, the percentage of the specific reserves for impaired loans to total impaired loans was further reduced at March 31, 2010, as compared to December 31, 2009, due to the addition in the first quarter of 2010 of approximately $20 million of impaired collateral dependent loans which, due to the fair value of the related collateral, less costs to sell, required specific reserves of only 11.8% at March 31, 2010. The addition of these new impaired loans in the first quarter of 2010 further diluted the ratio at March 31, 2010 of specific reserves for impaired loans to total impaired loans, as compared to December 31, 2009.

Form 8-K filed on March 19, 2010
17.	We note that you completed a sale of notes under the company’s shelf registration statement. It does not appear, however, that you have filed a “clean” opinion of counsel that the notes are binding obligations of the company. Please amend the Form 8-K to include such an opinion.
Management’s response
We will amend our form 8-K to include an unqualified opinion of Sullivan & Cromwell LLP with respect to the senior notes issued in March 2010.
********************************************************
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (716) 819-5338 if you have any questions or would like further information about this response.
Sincerely,

/s/ Michael W. Harrington
Michael W. Harrington
Chief Financial Officer First Niagara Financial Group, Inc.